

Mail Stop 3561

October 20, 2008

Ms. Denise D. Smith
Chief Executive Officer and Chief Financial Officer
Silver Pearl Enterprises, Inc.
1541 E. Interstate 30
Rockwall, Texas 75087

  **RE:  Silver Pearl Enterprises, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed March 31, 2008
     Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31,
     2007
     Filed October 8, 2008
     File No. 333-124837**

Dear Ms. Smith:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,


        William Thompson
        Branch Chief